

VIA FACSIMILE AND U.S. MAIL

February 9, 2007

Mr. Randall J. Hylek
Treasurer and Chief Financial Officer
The L.S. Starrett Company
121 Crescent Street
Athol, Massachusetts 01331-1915

> RE: **Form 10-K for Fiscal Year Ended June 24, 2006**
> **Forms 10-Q for Quarters Ended September 23 and December 23, 2006**
> **File No. 1-367**

Dear Mr. Hylek:

We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED JUNE 24, 2006</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions please show us what the revisions will look like in your response. These revisions should be included in your future filings, including interim ones.

Management's Discussion and Analysis, page 8

Results of Operations – 2006 versus 2005, page 8

Earnings (Loss) before Taxes (Benefit), page 9

2. Where you identify more than one business reason contributing to a fluctuation between periods please quantify each individual reason identified when practicable. For example, you indicate that pricing and volume of sales to Sears contributed to the decrease in gross margin in 2006, but you do not individually quantify the effect of pricing and volume changes on gross margin. You also do not quantify the magnitude of the inventory adjustment related to your Suzhou, China plant.

3. We also note that while you have discussed the change in gross margin between 2005 and 2006, gross margin explains only 59% of the change in pretax earnings. Where material, you should discuss changes in the other income and selling, general and administrative expense line items. In this regard, you recognized a non-recurring gain of $2.8 million on the sale of real estate and CMM assets in 2005, which you identify, but do not quantify, in the Overview section. The components of the gain are included in your reconciliation of the non-GAAP performance measure on page 10; however, you should discuss and quantify this gain in your explanation of the changes in earnings before taxes.

Net Income (Loss) per Share, page 10

4. You present a non-GAAP performance measure that you characterize as "Pro Forma Net Income (Loss)." Please disclose the material limitations associated with the use of this non-GAAP measure compared to GAAP net income, how you compensate for these limitations, and the substantive reasons that you believe the measure provides useful information to investors. Please refer to Question 8 in the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Measures and Item 10(e)(1)(i)(C) and (D) of Regulation S-K.

5. Please tell us the factors you considered in concluding that your exclusion of restructuring charges from each period presented provides useful information to investors. Please refer to Question 9 in the June 13, 2003 Frequently Asked Questions Regarding the Use of Non-GAAP Measures and Item 10(e)(1)(ii)(B) of Regulation S-K.

6. Please also revise the title of your non-GAAP performance measure to remove "pro forma" and to refer to the exclusion of items required by GAAP. You should consider a characterization similar to "net income excluding certain items."

Results of Operations – 2005 versus 2004, page 10

Income (Loss) before Income Taxes and Cumulative Effect of Change in Accounting Principle, page 11

7. Please revise your discussion of GAAP results to identify the changes between periods for each income statement line item, and explain and quantify the significant business reason contributing to the changes. This discussion should be separated from your discussion of fluctuations in your non-GAAP financial results.

Financial Statements

Consolidated Statements of Stockholders Equity, page 23

8. Please present a separate column for the par value of each class of common stock.

Note 3 – Tru-Stone Acquisition, page 27

9. The basis for pro forma adjustment c is unclear. Rule 11-02(b)(6) of Regulation S-X requires that pro forma adjustments be factually supportable. Adjustment c appears to be based on your anticipated future plans to consolidate facilities. Please do not include similar adjustments in pro forma financial statements in the future.

Note 10 – Common Stock, page 41

10. Please provide the disclosures required by paragraph 84 of SFAS 123R.

Note 12 – Operating Data, page 42

11. Please disclose US sales separately as required by paragraph 38(a) of SFAS 131.

*　*　*　*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, Rufus Decker, the undersigned, at (202) 551-3769.

Sincerely,

Rufus Decker
Branch Chief